Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2015

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2015 and the audited consolidated financial statements for the year ended December 31, 2014, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to the total amount due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 10, 2015 unless otherwise stated.

BUSINESS OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. The Company presently owns and operates five producing silver mines: the La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

2015 SECOND QUARTER PERFORMANCE

Key Performance Metrics	2015-Q2	2015-Q1	Change	2014-Q2	Change	2015-YTD	2014-YTD	Change
Operational
Ore Processed / Tonnes Milled	662,637	631,609	5%	671,024	(1%)	1,294,247	1,308,687	(1%)
Silver Ounces Produced	2,716,503	2,776,855	(2%)	3,098,218	(12%)	5,493,357	5,993,715	(8%)
Silver Equivalent Ounces Produced	3,802,558	3,905,270	(3%)	3,855,223	(1%)	7,707,828	7,486,895	3%
Cash Costs per Ounce(1)	$8.74	$8.22	6%	$9.63	(9%)	$8.48	$9.75	(13%)
All-in Sustaining Cost per Ounce(1)	$14.49	$13.88	4%	$18.18	(20%)	$14.18	$18.46	(23%)
Total Production Cost per Tonne(1)	$46.80	$46.90	(0%)	$51.81	(10%)	$46.85	$52.49	(11%)
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$16.99	$17.05	(0%)	$19.59	(13%)	$17.02	$20.21	(16%)
Financial (in $millions)
Revenues	$54.2	$54.6	(1%)	$66.9	(19%)	$108.8	$132.2	(18%)
Mine Operating Earnings(2)	$3.4	$5.0	(31%)	$9.5	(64%)	$8.4	$26.1	(68%)
Net (Loss) Earnings	$(2.6)	$(1.1)	(133%)	$7.6	(134%)	$(3.7)	$13.6	(127%)
Operating Cash Flows before Working Capital and Taxes(2)	$16.4	$17.3	(5%)	$19.0	(13%)	$33.8	$44.3	(24%)
Cash and Cash Equivalents	$37.7	$22.4	69%	$66.7	(43%)	$37.7	$66.7	(43%)
Working Capital(1)	$(0.9)	$(12.6)	93%	$46.1	(102%)	$(0.9)	$46.1	(102%)
Shareholders
(Loss) Earnings per Share ("EPS") - Basic	$(0.02)	$(0.01)	(127%)	$0.06	(133%)	$(0.03)	$0.12	(127%)
Adjusted EPS(1)	$(0.03)	$(0.00)	(845%)	$0.02	(241%)	$(0.03)	$0.07	(139%)
Cash Flow per Share(1)	$0.14	$0.15	(8%)	$0.16	(16%)	$0.28	$0.38	(25%)

(1)	The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 28 to 32 for a reconciliation of non-GAAP to GAAP measures.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See descriptions in “Additional GAAP Measures” on page 32.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 1

2015 SECOND QUARTER HIGHLIGHTS

Second Quarter Production Summary	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	189,811	178,736	162,089	89,506	42,494	662,637
Silver Ounces Produced	602,869	620,839	664,969	597,328	230,499	2,716,503
Silver Equivalent Ounces Produced	605,299	985,107	1,159,484	696,580	356,089	3,802,558
Cash Costs per Ounce	$14.65	$10.72	$4.34	$6.25	$6.74	$8.74
All-in Sustaining Cost per Ounce	$18.32	$14.48	$6.97	$9.62	$13.32	$14.49
Total Production Cost per Tonne	$44.21	$46.49	$42.99	$56.09	$54.58	$46.80

Operational

•	Total production in the quarter amounted to 3,802,558 ounces of silver equivalent ounces, a decrease of 3% compared to the first quarter of 2015. The decrease in production was primarily attributed to lower production from Del Toro, which encountered 16% lower silver grades and a decrease in silver recoveries while mining through a lower grade area of the Perseverancia mine, as well as a 9% decrease in production at La Parrilla due to a return to normal zinc grades after encountering exceptionally high zinc grades within the Vacas mine last quarter. The decreases in Del Toro and La Parrilla were partially offset by a 33% improvement in production at La Guitarra due to improved silver and gold grades.

•	A total of 2,716,503 silver ounces were produced in the quarter, comparable to the first quarter of 2015.

•	Cash costs per ounce increased 6% from $8.22 in the first quarter of 2015 to $8.74 in the current quarter. The increase in cash cost was affected by lower by-product credits at La Parrilla as a result of the decrease in zinc production, as well as quarterly productivity and annual union bonuses primarily at Del Toro, San Martin and La Parrilla. Cash costs at all other mines either improved or were consistent when compared to the previous quarter.

•	All-in sustaining costs per ounce (“AISC”) in the current quarter was $14.49, an improvement of 20% compared to $18.18 in the second quarter of 2014 and an increase of 4% from $13.88 per ounce in the first quarter of 2015.

Financial

•	Generated revenues of $54.2 million in the quarter, a decrease of 19% or $12.7 million compared to the second quarter of 2014 primarily due to a 13% decrease in average realized silver prices, compared to a 17% decrease in average silver price per COMEX, and a 3% decrease in silver equivalent ounces sold.

•	The Company recognized mine operating earnings of $3.4 million compared to $9.5 million in the second quarter of 2014. The decrease in mine operating earnings was attributed to a decline in silver prices and higher depletion, depreciation and amortization expense, despite a 9% reduction in cash costs per ounce compared to the second quarter of 2014.

•	Generated a net loss of $2.6 million (EPS of ($0.02)) compared to net earnings of $7.6 million (EPS of $0.06) in the second quarter of 2014. However, in the second quarter of 2014 the Company had a one-time tax effected litigation gain of approximately $10.4 million without which net earnings would have amounted to a net loss of $2.8 million (EPS of ($0.02)); therefore, the Company has effectively improved its net earnings relative to the second quarter of 2014 at a time when silver prices have fallen by 17% from the prior year.

•	Cash flows from operations before movements in working capital and income taxes in the quarter decreased to $16.4 million ($0.14 per share) compared to $19.0 million ($0.16 per share) in the second quarter of 2014, primarily due to a decrease in gross margins, which were impacted by lower silver prices.

Corporate Development and Other

•	On July 27, 2015, the Company entered into a definitive agreement to acquire all of the issued and outstanding shares of SilverCrest Mines Inc. (“SilverCrest”) for consideration of 0.2769 common shares of First Majestic plus CAD$0.0001 in cash per SilverCrest common share. With this acquisition, SilverCrest’s Santa Elena Mine will be First Majestic’s sixth producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. It will also add approximately CAD$30 million in cash and further enhances the Company’s working capital position.

•	On April 22, 2015, the Company completed the bought deal private placement, issuing 4,620,000 common shares at a price of CAD$6.50 per share for gross proceeds of $24.5 million (CAD$30.0 million), or net proceeds of $23.0 million (CAD$28.1 million) after share issuance costs.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 2

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2015		2014				2013
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
La Encantada	189,811	167,270	186,411	169,659	183,177	181,924	252,467	248,578
La Parrilla	178,736	172,647	175,830	178,252	171,617	186,216	200,541	189,664
Del Toro	162,089	157,934	175,552	134,474	174,645	144,822	122,838	77,439
San Martin	89,506	88,362	96,651	92,498	96,278	78,524	78,805	78,284
La Guitarra	42,494	45,396	49,084	46,313	45,307	46,177	46,966	47,380
Consolidated	662,637	631,609	683,528	621,196	671,024	637,663	701,617	641,345
Silver equivalent ounces produced
La Encantada	605,299	548,124	792,605	813,701	1,079,122	1,046,224	962,505	931,027
La Parrilla	985,107	1,080,445	1,159,177	1,168,240	1,142,432	1,203,337	1,151,728	1,208,635
Del Toro	1,159,484	1,327,628	1,264,751	712,860	899,710	801,460	693,561	567,723
San Martin	696,580	682,071	698,605	584,822	510,697	324,137	313,834	377,816
La Guitarra	356,089	267,002	332,389	243,913	223,262	256,514	299,533	285,256
Consolidated	3,802,558	3,905,270	4,247,527	3,523,536	3,855,223	3,631,672	3,421,161	3,370,457
Silver ounces produced
La Encantada	602,869	544,735	788,369	806,055	1,073,636	1,043,573	959,312	900,077
La Parrilla	620,839	622,237	646,283	705,928	716,045	808,196	813,090	866,710
Del Toro	664,969	841,026	817,754	495,714	730,580	646,669	550,026	416,716
San Martin	597,328	571,937	592,698	509,046	449,045	282,829	280,490	339,099
La Guitarra	230,499	196,920	229,463	163,696	128,912	114,230	143,680	166,635
Consolidated	2,716,503	2,776,855	3,074,567	2,680,439	3,098,218	2,895,497	2,746,598	2,689,237
Cash cost per ounce
La Encantada	$14.65	$14.27	$11.50	$11.39	$8.67	$8.67	$10.61	$10.70
La Parrilla	$10.72	$7.75	$7.42	$5.87	$5.76	$6.21	$6.45	$6.54
Del Toro	$4.34	$5.09	$7.03	$15.94	$14.70	$16.50	$12.16	$9.29
San Martin	$6.25	$6.29	$7.32	$9.60	$10.02	$12.94	$13.96	$10.34
La Guitarra	$6.74	$11.28	$9.45	$10.91	$9.48	$2.14	$4.08	$5.63
Consolidated	$8.74	$8.22	$8.51	$10.41	$9.63	$9.88	$9.66	$8.84
All-in sustaining cost per ounce
La Encantada	$18.32	$17.85	$17.76	$17.32	$14.25	$13.70	n/a	n/a
La Parrilla	$14.48	$12.58	$11.09	$11.77	$11.42	$11.99	n/a	n/a
Del Toro	$6.97	$7.25	$10.16	$25.39	$20.44	$22.74	n/a	n/a
San Martin	$9.62	$8.69	$9.54	$14.11	$15.89	$20.43	n/a	n/a
La Guitarra	$13.32	$17.71	$17.21	$27.74	$23.39	$17.27	n/a	n/a
Consolidated	$14.49	$13.88	$14.43	$19.89	$18.18	$18.71	n/a	n/a
Production cost per tonne
La Encantada	$44.21	$43.96	$45.29	$50.82	$46.47	$45.77	$37.49	$37.50
La Parrilla	$46.49	$42.64	$42.68	$44.48	$45.58	$41.38	$35.80	$40.82
Del Toro	$42.99	$47.87	$46.83	$66.95	$62.70	$77.09	$57.56	$55.35
San Martin	$56.09	$58.06	$59.34	$64.57	$55.38	$56.21	$54.07	$53.13
La Guitarra	$54.58	$48.88	$47.30	$48.01	$47.44	$50.07	$52.87	$50.25
Consolidated	$46.80	$46.90	$47.15	$54.34	$51.81	$53.20	$42.69	$43.49

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 3

Operating Results – Consolidated Operations

Key Performance Metrics	2015-Q2	2015-Q1	Change	2014-Q2	Change	2015-YTD	2014-YTD	Change
Production
Ore processed/tonnes milled	662,637	631,609	5%	671,024	(1%)	1,294,247	1,308,687	(1%)
Average silver grade (g/t)	182	186	(2%)	212	(14%)	184	213	(14%)
Recovery (%)	70%	74%	(5%)	68%	4%	72%	67%	7%

Total silver ounces produced	2,716,503	2,776,855	(2%)	3,098,218	(12%)	5,493,357	5,993,715	(8%)
Total payable silver ounces produced	2,622,186	2,650,629	(1%)	3,043,572	(14%)	5,272,816	5,885,813	(10%)
Gold ounces produced	3,528	2,970	19%	2,801	26%	6,498	6,176	5%
Pounds of lead produced	11,078,235	11,286,880	(2%)	9,131,149	21%	22,365,115	17,724,956	26%
Pounds of zinc produced	3,824,737	6,349,692	(40%)	2,637,967	45%	10,174,429	5,327,241	91%
Tonnes of iron ore produced	-	-	0%	515	(100%)	-	703	(100%)
Total production - ounces silver equivalent	3,802,558	3,905,270	(3%)	3,855,223	(1%)	7,707,828	7,486,895	3%

Underground development (m)	10,259	9,828	4%	12,497	(18%)	20,088	24,712	(19%)
Diamond drilling (m)	16,268	5,425	200%	12,508	30%	21,693	19,698	10%

Costs
Mining cost per ounce	$4.47	$4.22	6%	$3.97	13%	$4.34	$4.02	8%
Milling cost per ounce	4.99	4.82	4%	5.49	(9%)	4.90	5.77	(15%)
Indirect cost per ounce	2.36	2.14	11%	1.96	20%	2.25	1.88	20%
Total production cost per ounce	$11.83	$11.18	6%	$11.43	3%	$11.50	$11.67	(1%)
Transport and other selling costs per ounce	0.47	0.56	(15%)	0.52	(9%)	0.52	0.55	(7%)
Smelting and refining costs per ounce	2.68	3.11	(14%)	2.00	34%	2.90	2.02	43%
Environmental duty and royalties per ounce	0.12	0.12	(2%)	0.13	(7%)	0.12	0.14	(10%)
Cash cost per ounce before by-product credits	$15.10	$14.97	1%	$14.08	7%	$15.03	$14.38	5%
Deduct: By-product credits	(6.36)	(6.75)	(6%)	(4.45)	43%	(6.55)	(4.63)	42%
Cash cost per ounce	$8.74	$8.22	6%	$9.63	(9%)	$8.48	$9.75	(13%)

Workers’ Participation	0.13	0.00	100%	0.36	(64%)	0.06	0.32	(79%)
General and administrative expenses	1.54	1.57	(2%)	1.56	(1%)	1.55	1.63	(4%)
Share-based payments	0.59	0.61	(3%)	0.89	(34%)	0.60	0.91	(35%)
Accretion of decommissioning liabilities	0.07	0.07	5%	0.07	9%	0.07	0.07	7%
Sustaining capital expenditures	3.42	3.41	0%	5.67	(40%)	3.41	5.78	(41%)
All-In Sustaining Costs per ounce	$14.49	$13.88	4%	$18.18	(20%)	$14.18	$18.46	(23%)

Mining cost per tonne	$17.69	$17.69	0%	$17.99	(2%)	17.69	$18.08	(2%)
Milling cost per tonne	19.75	20.23	(2%)	24.91	(21%)	19.98	25.95	(23%)
Indirect cost per tonne	9.36	8.98	4%	8.91	5%	9.17	8.46	8%
Total production cost per tonne	$46.80	$46.90	(0%)	$51.81	(10%)	$46.85	$52.49	(11%)

Production

Total production for the quarter was 3,802,558 silver equivalent ounces and consisted of 2,716,503 ounces of silver, 3,528 ounces of gold, 11,078,235 pounds of lead and 3,824,737 pounds of zinc. The decrease in production compared to the previous quarter was primarily attributed to lower production from Del Toro, which encountered a 16% decrease in silver grades and an 8% decrease in silver recoveries as we were mining in a lower grade area of the Perseverancia mine, as well as a 9% decrease in production at La Parrilla due to a return to normal zinc grades after encountering exceptionally high zinc grades within the Vacas mine last quarter. The decreases in Del Toro and La Parrilla were partially offset by a 33% improvement in production at La Guitarra due to improved silver and gold grades.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $8.74 per payable ounce of silver, an increase of 6% compared to $8.22 in the first quarter of 2015. The increase in cash cost was affected by reduced by-product credits at La Parrilla due to the decrease in zinc production, as well as quarterly productivity and annual union bonuses primarily at Del Toro, San Martin and La Parrilla. Cash costs at all other mines either improved or were consistent when compared to the previous quarter.

Compared to the second quarter of 2014, cash cost per ounce decreased by 9% or $0.89 per ounce. The decrease in cash cost per ounce was primarily attributed to economies of scale from higher production at the Del Toro and San Martin mines, as well as the weaker Mexican Peso. At Del Toro, cash costs decreased by $10.36 per ounce or 70% compared to the same quarter of the prior year due to improvements in recoveries and cost savings contributed by the 115 kilovolt power line supplying 100% of the required power for Del Toro’s operation. At San Martin, cash costs decreased by $3.77 per ounce or 38% compared to the second quarter of 2014, which was attributed to a 33% increase in silver ounces produced as a result of increased head grades.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 4

All-In Sustaining Cost per Ounce

All-in sustaining cost (“AISC”) for the quarter was $14.49 per ounce, a 4% increase compared to $13.88 per ounce in the first quarter of 2015, consistent with the increase in cash costs per ounce, and a 20% reduction compared to $18.18 per ounce in the second quarter of 2014. AISC improved significantly compared to the second quarter of 2014 as a result of economies of scale attributed to production improvements from Del Toro and San Martin. In addition, the Company has started to see cost savings materializing from the new power line at Del Toro and ongoing re-negotiation with suppliers and contractors, staff reductions and the effect of the weaker Mexican Peso.

Head Grades and Recoveries

The overall average head grade for the quarter was 182 grams per tonne (“g/t”), comparable to 186 g/t in the first quarter of 2015 and a decrease of 14% compared to 212 g/t in the second quarter of 2014. Compared to the second quarter of 2014, the decrease in head grade was attributed to a 42% decrease in La Encantada due to a change in the mine plan to extract ore from the breccias as it requires less development costs, whereas La Guitarra experienced a significant 85% increase as the Company is transitioning from the old La Guitarra zone to the newly developed Coloso zone and San Martin had a 37% increase in average silver grade due to high grades from the new Rosario mine vein.

Combined recoveries of silver for all mines in the quarter were 70% compared to 74% in the first quarter of 2015 and 68% in the second quarter of 2014. Recoveries in the current quarter were primarily attributed to an 8% decrease in Del Toro, which was affected by the lower grade area of the Perseverancia mine.

Development and Exploration

In mine development, a total of 10,259 metres of underground development was completed during the quarter, compared to 9,828 metres developed in the first quarter of 2015, and 12,497 metres completed in the second quarter of 2014. The decrease in mine development compared to the prior year was the result of budgetary constraints implemented due to the low silver price environment.

In exploration, there are currently 18 active drill rigs at the Company’s five operating mines, five rigs at La Encantada, four each at Del Toro and La Parrilla, three at San Martin and two at La Guitarra. During the quarter, a total of 16,268 metres were drilled compared to 5,425 metres drilled in the first quarter of 2015 and 12,508 metres drilled in the second quarter of 2014. Drilling activity increased in the second quarter primarily due to a slow start in the first quarter as the Company was renegotiating with drilling contractors. The focus of the drilling program consisted of underground definition, in-fill drilling and expansionary surface drilling primarily at La Encantada, Del Toro and La Parrilla. The Company ramped up its drilling program at La Encantada during the quarter in preparation for the release of an updated NI 43-101 Technical Report and to define the resources in the newly discovered Ojuelas and Anomaly B zones and at Del Toro to explore the continuity of veins in Dolores, San Juan and Perseverancia mines.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 5

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2015-Q2	2015-Q1	Change	2014-Q2	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	189,811	167,270	13%	183,177	4%	357,081	365,101	(2%)
Average silver grade (g/t)	178	176	1%	306	(42%)	177	309	(43%)
Recovery (%)	56%	58%	(3%)	60%	(7%)	57%	58%	(3%)

Total silver ounces produced	602,869	544,735	11%	1,073,636	(44%)	1,147,604	2,117,209	(46%)
Total payable silver ounces produced	600,458	542,556	11%	1,069,342	(44%)	1,143,014	2,108,740	(46%)
Gold ounces produced	33	47	(30%)	24	38%	80	44	82%
Tonnes of iron ore produced	-	-	0%	515	(100%)	-	703	(100%)
Total production - ounces silver equivalent	605,299	548,124	10%	1,079,122	(44%)	1,153,423	2,125,346	(46%)

Underground development (m)	2,021	2,989	(32%)	3,095	(35%)	5,010	5,937	(16%)
Diamond drilling (m)	5,309	828	541%	5,551	(4%)	6,137	11,474	(47%)

COST
Mining cost per ounce	$3.97	$3.82	4%	$2.66	49%	$3.90	$2.61	49%
Milling cost per ounce	6.94	6.76	3%	3.96	75%	6.85	4.08	68%
Indirect cost per ounce	3.07	2.98	3%	1.31	134%	3.02	1.28	136%
Total production cost per ounce	$13.98	$13.56	3%	$7.93	76%	$13.77	$7.97	73%
Transport and other selling costs per ounce	0.23	0.22	5%	0.25	(8%)	0.23	0.23	0%
Smelting and refining costs per ounce	0.39	0.45	(13%)	0.44	(11%)	0.42	0.40	5%
Environmental duty and royalties per ounce	0.09	0.09	0%	0.12	(25%)	0.09	0.11	(18%)
Cash cost per ounce before by-product credits	$14.69	$14.32	3%	$8.74	68%	$14.51	$8.71	67%
Deduct: By-product credits	(0.04)	(0.05)	(20%)	(0.07)	(43%)	(0.04)	(0.05)	(20%)
Cash cost per ounce	$14.65	$14.27	3%	$8.67	69%	$14.47	$8.66	67%

Workers’ Participation	0.34	(0.01)	(3503%)	1.02	(66%)	0.17	0.89	(81%)
Accretion of decommissioning liabilities	0.09	0.10	(12%)	0.05	76%	0.10	0.05	86%
Sustaining capital expenditures	3.24	3.48	(7%)	4.51	(28%)	3.36	4.37	(23%)
All-In Sustaining Costs per ounce	$18.32	$17.85	3%	$14.25	29%	18.09	$13.98	29%

Mining cost per tonne	$12.57	$12.38	2%	$15.60	(19%)	$12.48	$15.07	(17%)
Milling cost per tonne	21.94	21.93	0%	23.20	(5%)	21.94	23.57	(7%)
Indirect cost per tonne	9.70	9.65	1%	7.67	26%	9.68	7.39	31%
Total production cost per tonne	$44.21	$43.96	1%	$46.47	(5%)	$44.10	$46.03	(4%)

A total of 605,299 equivalent ounces of silver were produced by the La Encantada processing plant during the second quarter. Production in the current quarter increased by 10% from 548,124 equivalent ounces of silver in the first quarter of 2015 primarily due to a 13% increase in processed ore, offset by a 2% decrease in average recoveries. Tonnage processed was affected in the previous quarter due to disruptions at the plant associated with the expansion construction, specifically related to the installation of a new tertiary crusher. Compared to the same quarter of the prior year, total production decreased by 44% due to a 42% decrease in silver grade from mining of lower grade stopes during the quarter. The commissioning of the new 12' x 24' ball mill began at the end of May and initial ore processing began in mid-June and has averaged 2,889 tpd in the month of July. The Company is currently testing the block caving system in the Milagros breccia in order to further reduce costs for the 3,000 tpd operation. Meanwhile, a two kilometres access ramp to the newly discovered Ojuelas area is in progress and is expected to be completed by the end of 2016.

Cash cost per ounce for the quarter was $14.65, relatively unchanged compared to the previous quarter. Compared to the second quarter of 2014, cash cost per ounce was 69% higher primarily due to 42% decrease in silver grades and a decrease in recoveries. Cash costs per ounce is expected to improve in the second half of the year with economies of scale from the expanded 3,000 tpd mill capacity with grades expected to remain in the range of 160 g/t to 180 g/t for the remainder of the year. Total production cost per tonne for the quarter was $44.21, comparable to the first quarter of 2015 and 5% lower compared to the second quarter of 2014.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 6

Tonnage milled in the quarter was 189,811 tonnes, an increase of 13% compared to the first quarter of 2015 and 4% compared to the second quarter of 2014. Tonnage in the prior quarter was limited by available crushing capacity impacted by down time in the crusher area for the installation of the new crusher. Average head grade of 178 g/t in the current quarter was comparable to the previous quarter, but decreased from 306 g/t in the second quarter of 2014 due to the lower grades in the current stopes in production and the old stopes in which ore was being extracted.

A total of 2,021 metres were developed underground in the quarter compared to 2,989 metres in the first quarter of 2015 and 3,095 metres in the second quarter of 2014. Mine developments in the San Javier breccia, Milagros breccia and 310 ore bodies have been prepared for initial production to begin in the third quarter. These new production areas will utilize a variant of sub-level caving which is a low cost bulk mining method typically used in large tonnage deposits.

During the second quarter, the Company operated five drill rigs at La Encantada, consisting of four underground drill rigs and one on surface. A total of 5,309 metres of exploration and diamond drilling were completed in the second quarter compared to 828 metres of drilling in the previous quarter and 5,551 metres of drilling in the second quarter of 2014. The Ojuelas area is currently identified as a high priority for resource development in La Encantada and more drilling has been planned in this area; for this reason the release of an updated NI 43-101 Technical Report is expected in late 2015 which is expected to include this newly discovered area.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 7

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2015-Q2	2015-Q1	Change	2014-Q2	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	178,736	172,647	4%	171,617	4%	351,383	357,833	(2%)
Average silver grade (g/t)	142	142	0%	164	(14%)	142	169	(16%)
Recovery (%)	76%	79%	(3%)	79%	(3%)	78%	78%	(1%)

Total silver ounces produced	620,839	622,237	(0%)	716,045	(13%)	1,243,075	1,524,241	(18%)
Total payable silver ounces produced	576,856	554,762	4%	693,634	(17%)	1,131,618	1,475,873	(23%)
Gold ounces produced	295	269	10%	239	23%	564	503	12%
Pounds of lead produced	2,043,654	1,629,240	25%	6,003,245	(66%)	3,672,894	11,877,961	(69%)
Pounds of zinc produced	3,824,737	6,349,692	(40%)	2,496,990	53%	10,174,429	4,816,215	111%
Total production - ounces silver equivalent	985,107	1,080,445	(9%)	1,142,432	(14%)	2,065,551	2,345,769	(12%)

Underground development (m)	1,901	2,077	(8%)	2,033	(6%)	3,978	4,288	(7%)
Diamond drilling (m)	4,356	1,437	203%	2,247	94%	5,793	2,695	115%

COST
Mining cost per ounce	$6.95	$5.89	18%	$3.96	76%	$6.43	$3.77	71%
Milling cost per ounce	5.07	5.15	(2%)	5.04	1%	5.11	4.79	7%
Indirect cost per ounce	2.38	2.23	7%	2.28	4%	2.31	1.96	18%
Total production cost per ounce	$14.41	$13.27	9%	$11.28	28%	$13.85	$10.52	32%
Transport and other selling costs per ounce	0.70	1.10	(36%)	1.06	(33%)	0.90	1.04	(14%)
Smelting and refining costs per ounce	4.65	5.78	(19%)	4.27	9%	5.20	4.09	27%
Environmental duty and royalties per ounce	0.19	0.20	(7%)	0.20	(4%)	0.20	0.22	(12%)
Cash cost per ounce before by-product credits	$19.95	$20.35	(2%)	$16.81	19%	$20.15	$15.87	27%
Deduct: By-product credits	(9.22)	(12.60)	(27%)	(11.04)	(16%)	(10.88)	(9.87)	10%
Cash cost per ounce	$10.72	$7.75	38%	$5.76	86%	$9.27	$6.00	54%

Accretion of decommissioning liabilities	0.07	0.07	(3%)	0.05	31%	0.07	0.05	45%
Sustaining capital expenditures	3.69	4.76	(22%)	5.59	(34%)	4.21	5.67	(26%)
All-In Sustaining Costs per ounce	$14.48	$12.58	15%	$11.42	27%	$13.55	$11.72	16%

Mining cost per tonne	$22.44	$18.93	19%	$16.01	40%	$20.71	$15.55	33%
Milling cost per tonne	16.37	16.55	(1%)	20.36	(20%)	16.46	19.76	(17%)
Indirect cost per tonne	7.68	7.16	7%	9.21	(17%)	7.43	8.08	(8%)
Total production cost per tonne	$46.49	$42.64	9%	$45.58	2%	$44.60	$43.39	3%

Total production from the La Parrilla mine was 985,107 equivalent ounces of silver during the quarter, a decrease of 9% compared to 1,080,445 equivalent ounces of silver in the previous quarter and a decrease of 14% compared to 1,142,432 equivalent ounces of silver in the second quarter of 2014. The decrease against the previous quarter was primarily attributed to a 40% decrease in zinc produced, offset by a 25% increase in lead produced as a result of a 23% increase in lead recoveries. The decrease in zinc production was primarily due to a return to normal zinc grades after encountering exceptionally high zinc grade ores within the Vacas mine in the first quarter.

During the quarter, a total of 178,736 tonnes were processed, consistent with the previous quarter and the second quarter of 2014. During the second quarter of 2015, the flotation circuit processed 89,241 tonnes having an average silver grade of 167 g/t and recovery of 87% while the cyanidation circuit processed 89,495 tonnes having an average silver grade of 116 g/t and a 61% recovery. Overall, the average silver head grade of 142 g/t and recoveries of 76% during the quarter were comparable to those in the previous quarter.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 8

During the quarter, total production cost was $46.49 per tonne, consistent with the previous quarter and the same quarter of 2014. Cash cost in the quarter was $10.72 per ounce, an increase of 38% compared to the previous quarter and an increase of 86% compared to the second quarter of 2014. The $2.97 per ounce increase in cash cost compared to the first quarter of 2015 was primarily due a $3.38 per ounce decrease in by-product credits as a consequence of the decrease in zinc production. The increase in cash cost compared to the second quarter of 2014 was a result of a 17% decrease in payable silver ounces produced and a 16% decrease in by-product credits.

During the quarter, an additional 163 metres of development and construction of the underground rail haulage level (Level 11) were completed and is now 2,412 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016. This new haulage and underground electric rail system will consist of a 5,000 metre tunnel and a shaft of 260 vertical metres will eventually replace most of the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 1,901 metres of underground development were completed in the quarter, compared to 2,077 metres in the first quarter of 2015 and 2,033 metres in the second quarter of 2014. A total of 4,356 metres of diamond drilling were completed in the quarter compared to 1,437 metres of diamond drilling in the first quarter of 2015 and 2,247 metres in the second quarter of 2014. Four underground drill rigs were active as the focus of the 2015 exploration program is on the Rosarios, Quebradillas and Vacas mines, where drilling results have indicated potential higher grade ore bodies at depth.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 9

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 606 contiguous hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes 4,000 tpd dual-circuit processing plant consisting of a 2,000 tpd flotation circuit, which was deemed commercial on April 1, 2013, and a 2,000 tpd cyanidation circuit, which was deemed commercial on January 1, 2014. The cyanidation circuit is currently in care and maintenance pending exploration results. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2015-Q2	2015-Q1	Change	2014-Q2	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	162,089	157,934	3%	174,645	(7%)	320,024	319,467	0%
Average silver grade (g/t)	178	212	(16%)	197	(10%)	195	203	(4%)
Recovery (%)	72%	78%	(8%)	66%	9%	75%	66%	14%

Total silver ounces produced	664,969	841,026	(21%)	730,580	(9%)	1,505,994	1,377,249	9%
Total payable silver ounces produced	629,825	796,577	(21%)	707,659	(11%)	1,426,403	1,335,190	7%
Gold ounces produced	106	182	(42%)	164	(35%)	288	358	(20%)
Pounds of lead produced	9,034,581	9,657,640	(6%)	3,127,904	189%	18,692,221	5,846,995	220%
Pounds of zinc produced	-	-	0%	140,977	(100%)	-	511,026	(100%)
Total production - ounces silver equivalent	1,159,484	1,327,628	(13%)	899,710	29%	2,487,112	1,701,170	46%

Underground development (m)	1,813	1,686	8%	2,972	(39%)	3,499	5,294	(34%)
Diamond drilling (m)	5,200	2,285	128%	1,108	369%	7,486	1,405	433%

COST
Mining cost per ounce	$4.33	$3.82	13%	$5.56	(22%)	$4.04	$5.74	(29%)
Milling cost per ounce	4.73	4.10	15%	8.19	(42%)	4.38	9.11	(52%)
Indirect cost per ounce	2.00	1.57	28%	1.74	15%	1.76	1.72	2%
Total production cost per ounce	$11.06	$9.49	17%	$15.49	(29%)	$10.19	$16.57	(39%)
Transport and other selling costs per ounce	0.74	0.69	7%	0.59	25%	0.71	0.64	11%
Smelting and refining costs per ounce	4.85	4.79	1%	2.68	81%	4.82	2.59	86%
Environmental duty and royalties per ounce	0.09	0.11	(20%)	0.10	(11%)	0.10	0.11	(9%)
Cash cost per ounce before by-product credits	$16.74	$15.07	11%	$18.86	(11%)	$15.81	$19.91	(21%)
Deduct: By-product credits	(12.40)	(9.99)	24%	(4.16)	198%	(11.05)	(4.36)	154%
Cash cost per ounce	$4.34	$5.09	(15%)	$14.70	(71%)	$4.76	$15.55	(69%)

Accretion of decommissioning liabilities	0.06	0.05	23%	0.07	(10%)	0.06	0.07	(23%)
Sustaining capital expenditures	2.57	2.11	22%	5.69	(55%)	2.32	5.91	(61%)
All-In Sustaining Costs per ounce	$6.97	$7.25	(4%)	$20.44	(66%)	$7.13	$21.52	(67%)

Mining cost per tonne	$16.81	$19.27	(13%)	$22.51	(25%)	$18.03	$23.99	(25%)
Milling cost per tonne	18.40	20.69	(11%)	33.14	(44%)	19.53	38.07	(49%)
Indirect cost per tonne	7.78	7.91	(2%)	7.05	10%	7.85	7.19	9%
Total production cost per tonne	$42.99	$47.87	(10%)	$62.70	(31%)	$45.41	$69.25	(34%)

During the second quarter, total production from the Del Toro mine was 1,159,484 ounces of silver equivalent, a 13% decrease compared to the previous quarter and an improvement of 29% when compared to the same quarter of the prior year. The decrease in total production was primarily due to a 16% decrease in silver grades and an 8% decrease in silver recoveries as we were mining in a lower grade area of the Perseverancia mine. The mine operated at an average of 1,964 tpd during the quarter and the plant processed 162,089 tonnes of ore with an average silver grade of 178 g/t. Tonnage processed in the quarter was comparable to the previous quarter, but was 7% lower than the same quarter of the prior year due to poor ventilation in the Lupita vein area, which also had negative impacts in grade and recoveries during the quarter. A Robbins raise bore is in development to improve the work conditions and the area, which is expected to resume its normal operations near the end of the third quarter. Metallurgical recoveries were 72% in the quarter, a decrease compared to 78% in the previous quarter as it was affected by the ventilation issue but was a significant improvement from 66% in the same quarter of the prior year.

Del Toro has shown significant improvements over the last two quarters, as the mine realized consistent and efficient energy fully sourced from the 115 kilovolt power line for the power requirements of the mine, mill and auxiliary buildings. This has resulted in lower costs, higher production and improved economics with the decommissioning of portable diesel power generation units.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 10

Lead production in the quarter was 9,034,581 pounds, a 6% decrease from the record 9,657,640 pounds produced in the previous quarter. During the quarter, lead grades and recoveries averaged 3.9% and 65%, respectively, compared to 4.2% and 72% in the previous quarter due to ore production from the lower lead grade area of the Perseverancia mine.

Cash cost per ounce for the quarter was $4.34, a decrease of 15% compared to $5.09 in the previous quarter and a decrease of 70% compared to $14.70 in the same quarter of the prior year. The decrease in cash cost per ounce compared to the previous quarter was attributed to cost savings and efficiencies from consolidation of mining contractors during the quarter. Compared to the second quarter of 2014, the decrease in cash cost was primarily attributed to additional by-product credits from lead production and efficiencies in processing costs, most noteworthy was the reduction in energy costs by connecting Del Toro to the national grid, as well as the foreign exchange effects of the weaker Mexican Peso. Production cost per tonne in the current quarter was $42.99, a decrease of 10% compared to the previous quarter and a 31% decrease when compared to the same quarter of the prior year.

Total underground development at Del Toro in the current quarter was 1,813 metres compared to 1,686 metres in the first quarter of 2015 and 2,972 metres in the same quarter of the prior year. The decrease in development metres compared to the prior year was due to the budget restraints while the development on the eleventh level on Lupita vein was suspended until drilling in the area is completed.

At quarter end, four underground and one surface drill rigs were active at Del Toro and a total of 5,200 metres was completed compared to 2,285 metres in the previous quarter and 1,108 metres in the same quarter of 2014. A substantial portion of the drilling at Del Toro was focused on expansionary surface drilling to explore the recently mapped northwest trending veins in the Santa Teresa area and new veins discovered in the Lupita area, including Colorada and San Nicolas. In addition, the drilling program was extended to explore the Carmen-Consuelo veins system between the Perseverancia and San Juan mines.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 11

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2015-Q2	2015-Q1	Change	2014-Q2	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	89,506	88,362	1%	96,278	(7%)	177,869	174,802	2%
Average silver grade (g/t)	268	258	4%	196	37%	263	181	45%
Recovery (%)	77%	78%	(1%)	74%	5%	78%	72%	8%

Total silver ounces produced	597,328	571,937	4%	449,045	33%	1,169,265	731,874	60%
Total payable silver ounces produced	596,731	570,221	5%	447,249	33%	1,166,952	728,947	60%
Gold ounces produced	1,364	1,511	(10%)	939	45%	2,875	1,592	81%
Total production - ounces silver equivalent	696,580	682,071	2%	510,697	36%	1,378,652	834,834	65%

Underground development (m)	2,208	2,010	10%	2,599	(15%)	4,219	5,818	(27%)
Diamond drilling (m)	833	266	213%	1,377	(40%)	1,099	1,653	(34%)

COST
Mining cost per ounce	$2.90	$3.39	(14%)	$4.00	(27%)	$3.14	$4.37	(28%)
Milling cost per ounce	3.93	4.12	(5%)	5.53	(29%)	4.02	6.44	(38%)
Indirect cost per ounce	1.58	1.49	6%	2.40	(34%)	1.54	2.56	(40%)
Total production cost per ounce	$8.41	$9.00	(7%)	$11.92	(29%)	$8.70	$13.37	(35%)
Transport and other selling costs per ounce	0.20	0.13	52%	0.18	9%	0.17	0.21	(22%)
Smelting and refining costs per ounce	0.25	0.27	(7%)	0.28	(9%)	0.26	0.30	(14%)
Environmental duty and royalties per ounce	0.11	0.10	6%	0.14	(22%)	0.11	0.13	(16%)
Cash cost per ounce before by-product credits	$8.97	$9.50	(6%)	$12.53	(28%)	$9.23	$14.02	(34%)
Deduct: By-product credits	(2.72)	(3.21)	(15%)	(2.50)	9%	(2.96)	(2.87)	3%
Cash cost per ounce	$6.25	$6.29	(1%)	$10.02	(38%)	$6.27	$11.15	(44%)

Workers’ Participation	0.25	(0.01)	(2605%)	0.00	0%	0.12	0.00	0%
Accretion of decommissioning liabilities	0.06	0.07	(8%)	0.08	(15%)	0.07	0.09	(28%)
Sustaining capital expenditures	3.05	2.34	30%	5.80	(47%)	2.70	6.41	(58%)
All-In Sustaining Costs per ounce	$9.62	$8.69	11%	$15.89	(39%)	$9.17	$17.64	(48%)

Mining cost per tonne	$19.36	$21.86	(11%)	$18.57	4%	$20.60	$18.22	13%
Milling cost per tonne	26.17	26.59	(2%)	25.67	2%	26.38	26.86	(2%)
Indirect cost per tonne	10.56	9.61	10%	11.14	(5%)	10.09	10.68	(6%)
Total production cost per tonne	$56.09	$58.06	(3%)	$55.38	1%	$57.07	$55.76	2%

San Martin had another excellent quarter with 696,580 silver equivalent ounces of production during the quarter, exceeding the previous quarterly production record of 682,071 ounces, and a 36% increase from the 510,697 ounces produced in the same quarter of the prior year.

During the quarter, the San Martin mine processed a total of 89,506 tonnes, an average of 984 tpd compared to 971 tpd in the previous quarter. The average head grade was 268 g/t, an increase of 4% compared to the previous quarter and 37% compared to the same quarter of the prior year. The increase in the ore grade compared to the prior quarters is due to higher grades from the development of new veins from the Rosario mine.

Silver recovery in the quarter was 77%, comparable to 78% in the previous quarter, and an increase compared to 74% in the same quarter of the prior year. The increase in recovery in the prior quarter was attributed to improvements made in leaching and thickener tanks, and the precipitation processes.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 12

During the quarter, total production cost was $56.09 per tonne, consistent with cost in the first quarter of 2015 and second quarter of 2014. Cash cost per ounce was $6.25, consistent with $6.29 per ounce in the previous quarter and a 38% improvement compared to the $10.02 per ounce in the second quarter of 2014. The decrease in cash cost was a result of lower milling and indirect costs, as well as increase in by-product credits. Total production cost per tonne at the San Martin mine are marginally higher than the other mines due to the additional ground support costs such as rock-bolting, screening and shot-creting, due to the unstable ground conditions.

A total of 2,208 metres of underground development was completed in the quarter compared to 2,010 metres of development in the previous quarter and 2,599 metres of development in the second quarter of 2014.

During the quarter, a total of 833 metres of diamond drilling were completed compared with 266 metres drilled in the previous quarter and 1,377 metres drilled in the second quarter of 2014. During the quarter, three drill rigs were active focusing on extending the preparation of mining levels in the mineralized zones of the Rosario vein.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 13

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2015-Q2	2015-Q1	Change	2014-Q2	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	42,494	45,396	(6%)	45,307	(6%)	87,890	91,484	(4%)
Average silver grade (g/t)	203	160	27%	110	85%	181	102	77%
Recovery (%)	83%	84%	(1%)	81%	3%	84%	81%	3%

Total silver ounces produced	230,499	196,920	17%	128,912	79%	427,418	243,142	76%
Total payable silver ounces produced	218,317	186,513	17%	125,689	74%	404,829	237,063	71%
Gold ounces produced	1,731	961	80%	1,435	21%	2,692	3,679	(27%)
Total production - ounces silver equivalent	356,089	267,002	33%	223,262	59%	623,090	479,776	30%

Underground development (m)	2,316	1,066	117%	1,798	29%	3,381	3,375	0%
Diamond drilling (m)	569	609	(7%)	2,225	(74%)	1,178	2,471	(52%)

COST
Mining cost per ounce	$3.99	$4.61	(13%)	$5.96	(33%)	$4.28	7.28	(41%)
Milling cost per ounce	3.07	3.41	(10%)	5.68	(46%)	3.23	6.04	(47%)
Indirect cost per ounce	3.56	3.87	(8%)	5.46	(35%)	3.71	5.50	(33%)
Total production cost per ounce	$10.62	$11.89	(11%)	$17.10	(38%)	$11.21	$18.82	(40%)
Transport and other selling costs per ounce	0.52	0.66	(21%)	0.92	(43%)	0.58	0.99	(41%)
Smelting and refining costs per ounce	4.15	4.42	(6%)	5.01	(17%)	4.27	5.59	(24%)
Environmental duty and royalties per ounce	0.13	0.13	2%	0.18	(28%)	0.13	0.22	(42%)
Cash cost per ounce before by-product credits	$15.43	$17.10	(10%)	$23.22	(34%)	$16.20	$25.62	(37%)
Deduct: By-product credits	(8.68)	(5.82)	49%	(13.74)	(37%)	(7.36)	(19.59)	(62%)
Cash cost per ounce	$6.74	$11.28	(40%)	$9.48	(29%)	$8.83	$6.03	46%

Workers’ Participation	(0.07)	0.08	(186%)	0.00	(100%)	0.00	0.00	100%
Accretion of decommissioning liabilities	0.09	0.11	(14%)	0.25	(62%)	0.10	0.26	(61%)
Sustaining capital expenditures	6.55	6.24	5%	13.65	(52%)	6.41	14.21	(55%)
All-In Sustaining Costs per ounce	$13.32	$17.71	(25%)	$23.39	(43%)	$15.35	$20.51	(25%)

Mining cost per tonne	$20.51	$18.95	8%	$16.51	24%	$19.70	$18.86	4%
Milling cost per tonne	15.75	14.02	12%	15.77	(0%)	14.85	15.65	(5%)
Indirect cost per tonne	18.31	15.91	15%	15.16	21%	17.07	14.25	20%
Total production cost per tonne	$54.58	$48.88	12%	$47.44	15%	$51.62	$48.76	6%

During the quarter, the La Guitarra mine achieved record quarterly production of 356,089 equivalent ounces of silver, including 230,499 silver ounces and 1,731 gold ounces. This represents an increase in quarterly production of 33% compared to the previous quarter and an increase of 59% compared to the same quarter of 2014. Improvements in dilution and grade control have continued to support the increase in silver and gold grades, resulting in a 27% increase in silver grades and a 94% increase in gold grades compared to the previous quarter.

A total of 42,494 tonnes of ore were processed during the quarter consisting of an average silver head grade of 203 g/t with recoveries of 83% compared to 45,396 tonnes of ore with silver head grades of 160 g/t and recoveries of 84% in the previous quarter. Mine production within the Coloso area delivered 61% of total throughput during the quarter. La Guitarra is currently advancing on the recently announced development plan into the Nazareno area with the construction of a 760 metre cross-cut from the Coloso area, which began in May and is expected to be completed by the end of the year.

Average production cost for the quarter was $54.58 per tonne, a 12% increase compared to the previous quarter and a 15% increase compared to the same quarter of the prior year. The increase in production cost per tonne was primarily attributed to the decrease in tonnes processed. Cash cost in this quarter was $6.74 per ounce, a decrease of 40% or $4.54 per ounce compared to the previous quarter and a 29% decrease compared to the second quarter of 2014, primarily due to improved silver and gold grades.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 14

A total of 2,316 metres of underground development was completed during the quarter compared to 1,066 metres in the previous quarter and 1,798 metres in the second quarter of 2014. During the quarter, two underground drill rigs were active at the La Guitarra property and 569 metres of diamond drilling were completed compared to 609 metres during the previous quarter and 2,225 metres in the same quarter of the prior year. The drilling program currently focuses on the La Guitarra veins in order to confirm high grade ore shoots to assist underground mining activities and further define Reserves and Resources. An updated NI 43-101 Technical Report for La Guitarra was released on March 31, 2015.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at June 30, 2015, the Company has paid the $0.2 million and issued $3.2 million in common shares. The remaining balance of $2.0 million in common shares will be issued in four equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 15

DEVELOPMENT AND EXPLORATION PROJECTS

Plomosas Silver Project

The Plomosas Silver Project, which was acquired with the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares, which include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a tailings dam, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate development with significant cost savings.

The Plomosas Silver Project is a high priority for the Company. The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and a Preliminary Economic Assessment.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

There has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations. An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These constitutional legal matters are being addressed in the Mexican courts by the Company. Contrary to media reports regarding the La Luz project, the Company has no plans to do any above ground mining, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Company has submitted three different legal orders to obtain approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters.

During the first quarter of 2014, the Company decided to suspend the project of restoring old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and Mining Museum. To date, an amount of $3.8 million has been invested in the project. The new cultural centre and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local community but which has now been suspended.

Jalisco Group of Properties, Jalisco, México

The Company acquired a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority projects.

The Company owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. In April 2011, and subsequently amended in April 2014, the Company entered into an agreement with Sonora Resources Corp. (the “Optionee”) whereby the Optionee had an option to acquire up to 90% in the Jalisco Group of Properties. As part of the agreement, the Optionee issued 13 million common shares to the Company and committed to spend $3 million over the first five years to earn a 50% interest, an additional $2 million over seven years to earn a 70% interest and to complete a bankable feasibility study within nine years to obtain a 90% interest. First Majestic would retain a 10% free carried interest and a 2.375% NSR.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 16

Divestiture of Minera Terra Plata

On July 1, 2014, First Majestic divested its 100% owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”), a privately held exploration company. In exchange, the Company received 14,509,279 common shares of Sundance, equivalent to 34.2% of its issued and outstanding shares at the time of the transaction, valued at $3.4 million. Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in 2012.

As at July 1, 2014, Terra Plata had a net book value of $3.6 million, comprised of $3.7 million in mining interest, $0.1 million in other receivables, net of $0.2 million in deferred income tax liabilities. As a result, the Company recognized a $0.2 million loss on disposal of the subsidiary in the third quarter of 2014.

In the plan of arrangement, Sundance closed private placements of CAD$2.7 million in October 2014, and CAD$5.0 million in March 2015, and completed the reverse takeover of Albion Petroleum Ltd. The resulting entity was renamed First Mining Finance Corp. (“First Mining”) and is listed on the TSX Venture Exchange (TSX.V: FF; OTC: FFMGF). First Majestic’s holding were converted on a 1:1 basis into common shares of First Mining, equivalent to 19.7% of the issued and outstanding shares at June 30, 2015.

The Company’s investment in First Mining is accounted for as an Investment in Associate. During the six months ended June 30, 2015, the Company recognized a gain of $0.1 million in relation to dilution of its investment in First Mining from 31.7% to 19.7%. During the three and six months ended June 30, 2015, the Company’s share of First Mining’s net loss was $0.3 million (2014 - $nil) and $0.4 million (2014 - $nil), respectively.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 17

REVIEW OF FINANCIAL PERFORMANCE

For the quarters ended June 30, 2015 and 2014 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2015	2014	Variance %

Revenues	$54,190	$66,927	-19%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	33,314	42,727	-22%	(2)
Gross margin	20,876	24,200	-14%
Depletion, depreciation and amortization	17,435	14,699	19%	(3)
Mine operating earnings	3,441	9,501	-64%	(4)
General and administrative expenses	4,229	4,938	-14%	(5)
Share-based payments	1,544	2,678	-42%
Accretion of decommissioning liabilities	192	205	-6%
Foreign exchange (gain) loss	(662)	640	-203%
Operating (loss) earnings	(1,862)	1,040	-279%
Investment and other (loss) income	(1,345)	10,625	-113%	(6)
Finance costs	(1,242)	(1,990)	-38%
(Loss) earnings before income taxes	(4,449)	9,675	-146%
Current income tax expense	1,269	2,398	-47%
Deferred income tax (recovery) expense	(3,140)	(313)	903%
Income tax (recovery) expense	(1,871)	2,085	-190%	(7)
Net (loss) earnings for the period	$(2,578)	$7,590	-134%	(8)
(Loss) earnings per share (basic)	$(0.02)	$0.06	-133%	(8)
(Loss) earnings per share (diluted)	$(0.02)	$0.06	-133%	(8)

1.	Revenues in the quarter decreased compared to the same quarter of the previous year due to the following significant contributors:

•	Average realized silver price in the quarter decreased by 13% or $2.60 per ounce compared to the same quarter of the prior year as a result of commodity market pressure on silver prices. Average realized silver price in the quarter was $16.99 per ounce compared to $19.59 per ounce in the second quarter of 2014, but was $0.61 per ounce or 4% better than the COMEX average of $16.38 during the quarter;
•	Silver equivalent ounces sold decreased by 124,937 ounces or 3% compared to the second quarter of 2014, primarily attributed to lower production from La Encantada and La Parrilla.

2.	Cost of sales in the quarter decreased compared to the same quarter of the previous year as a result of the following factors:

•	Cash cost per ounce improved 9% compared to the same quarter of the prior year as a result of economies of scale from expanded operations at Del Toro and San Martin as well as favourable foreign exchange rate effect as a result of an 18% depreciation in the Mexican Peso against the U.S. Dollar compared to the second quarter of 2014; partially offset by:
•	Silver equivalent ounces sold decreased by 124,937 ounces or 3% compared to the second quarter of 2014, primarily attributed to a decrease in ounces sold at La Encantada, partially offset by incremental production from Del Toro and San Martin.

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	Revisions to life of mines at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices.
•	Capital expenditures incurred on the Del Toro and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 18

•	Impairment charge on non-current assets recognized in the fourth quarter of 2014, which resulted in a $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.

4.	Mine operating earnings during the quarter decreased $6.1 million or 64% from the second quarter of 2014 due to a 14% decrease in gross margin and 19% increase in depletion, depreciation and amortization. Gross margin was primarily affected by the combination of a 13% decrease in average silver prices, a 3% decrease in silver equivalent ounces sold and offset by lower cost of sales attributed to an 18% depreciation of the Mexican Peso against the U.S. dollar.

5.	General and administrative expenses decreased compared to the second quarter of 2014, primarily due to:

•	Corporate administration decreased by $0.4 million or 31% due to decreases in travel, advertising, promotion and computer services as a result of the Company’s cost cutting measures.
•	Audit, legal and professional fees decreased by $0.4 million or 36% due to higher legal fees in the prior year associated with the Mexican stock exchange listing and the First Silver litigation.

6.	The Company’s investment and other income is primarily comprised of gain or losses on the following:

•	A total of $0.2 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production. The loss on prepayment facilities in the second quarter of 2014 was $3.8 million;
•	$0.8 million loss on the Company’s derivatives, which comprised of a $1.3 million loss on silver doré forward contracts, net of a $0.4 million gain on investment in silver futures.
•	In the second of 2014, the Company also recognized a $14.1 million gain from First Silver litigation.

7.	During the quarter, the Company recorded an income tax recovery of $1.9 million compared to an income tax expense of $2.1 million in the quarter ended June 30, 2014. The effective income tax rate in quarter was affected by taxation effects on foreign currency translation, Mexican mining duties and non-deductible expenses.

8.	As a result of the foregoing, net loss for the quarter ended June 30, 2015 was $2.6 million and EPS of ($0.02).

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 19

For the year to date ended June 30, 2015 and 2014 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date
	2015	2014	Variance %

Revenues	$108,759	$132,223	-18%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	65,650	77,997	-16%	(2)
Gross margin	43,109	54,226	-21%
Depletion, depreciation and amortization	34,672	28,104	23%	(3)
Mine operating earnings	8,437	26,122	-68%	(4)
General and administrative	8,568	9,913	-14%	(5)
Share-based payments	3,153	5,326	-41%
Accretion of decommissioning liabilities	389	407	-4%
Foreign exchange (gain) loss	(2,174)	694	-413%
Operating (loss) earnings	(1,499)	9,782	-115%
Investment and other income	447	13,522	-97%	(6)
Finance costs	(2,665)	(3,233)	-18%
(Loss) earnings before income taxes	(3,717)	20,071	-119%
Current income tax expense	1,412	6,369	-78%
Deferred income tax (recovery) expense	(1,446)	132	-1195%
Income tax (recovery) expense	(34)	6,501	-101%	(7)
Net (loss) earnings for the year	$(3,683)	$13,570	-127%	(8)
(Loss) earnings per share (basic)	$(0.03)	$0.12	-127%	(8)
(Loss) earnings per share (diluted)	$(0.03)	$0.12	-127%	(8)

1.	Revenues in the six months ended June 30, 2015 decreased compared to the same period of the previous year due to the following significant contributors:

•	Average realized silver price in the period was $17.02, a decrease of 16% or $3.19 per ounce compared to $20.21 in the same period of the prior year as a result of commodity market pressure on silver prices. However, the average silver price realized by the Company was $0.48 per ounce or 3% better than the COMEX average of $16.54 during the six months ended June 30, 2015;
•	Silver equivalent ounces sold increased by 2% compared to the same period of 2014, primarily attributed to incremental production from Del Toro and San Martin offset by the decrease in ounces sold in La Encantada and La Parrilla.

2.	Cost of sales in the period decreased compared to the same period of the previous year as a result of the following factors:

•	Cash cost per ounce improved 13% compared to the same period of the prior year as a result of economies of scale from expanded operations at Del Toro and San Martin as well as favourable foreign exchange rate effect as a result of a 15% depreciation in the Mexican Peso against the U.S. Dollar compared to the same period of 2014; partially offset by:
•	Silver equivalent ounces sold increased by 2% compared to the first half of 2014, primarily attributed to incremental production from Del Toro and San Martin offset by the decrease in ounces sold in La Encantada and La Parrilla.

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	Revisions to life of mines at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices.
•	Capital expenditures incurred on the Del Toro ramp up and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:
•	Impairment charge on non-current assets recognized in the fourth quarter of 2014, which resulted in a total of $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 20

4.	Mine operating earnings during the period decreased $17.7 million or 68% from the first half of 2014 due to a 21% decrease in gross margin and a 23% increase in depletion, depreciation and amortization. Gross margin was primarily affected by the combination of a 16% decrease in average silver prices, offset by a 2% increase in silver equivalent ounces sold and offset by lower cost of sales attributed to a 15% depreciation of the Mexican Peso against the U.S. dollar.

5.	General and administrative expenses decreased compared to the six months ended June 30, 2014, primarily due to:

•	Corporate administration decreased by $0.9 million or 32% due to decrease in travel, computer services, advertising, promotion and meal expenses in general related to the Company’s cost cutting measures.
•	Audit, legal and professional fees decreased by $0.4 million or 23% due to higher legal fees in the prior year associated with the Mexican stock exchange listing and the First Silver litigation.

6.	The Company’s investment and other income is primarily comprised of gains or losses on the following:

•	A total of a $0.2 million gain on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production. The loss on prepayment facilities in the same period of 2014 was $2.4 million;
•	$0.4 million gain on the Company’s derivatives on silver futures. The gain on investments in silver futures was $1.1 million during the same period of 2014;
•	In the first half of 2014, investment and other income also included a $0.4 million gain from investment in marketable securities, which were marked to market at the end of each period; and

•	In the second quarter of 2014, the Company also recognized a $14.1 million gain from First Silver litigation.

7.	During the period, the Company recorded an income tax recovery of $nil compared to an income tax expense of $6.5 million in the six months period ended June 30, 2014. The effective income tax rate in period was affected by taxation effects on foreign currency translation, Mexican mining duties and non-deductible expenses.

8.	As a result of the foregoing, net loss for the six months ended June 30, 2015 was $3.7 million and EPS of ($0.03).

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2015		2014				2013
Selected Financial Information	Q2(1)	Q1(2)	Q4(3)	Q3(4)	Q2(5)	Q1(6)	Q4(7)	Q3(8)
Revenue	$54,190	$54,569	$72,480	$40,770	$66,927	$65,296	$58,989	$76,882
Cost of sales	$33,314	$32,336	$44,873	$31,973	$42,727	$35,270	$31,437	$36,060
Depletion, depreciation and amortization	$17,435	$17,237	$21,774	$10,588	$14,699	$13,405	$13,298	$11,645
Mine operating earnings (loss)	$3,441	$4,996	$5,833	$(1,791)	$9,501	$16,621	$14,254	$29,177
Net (loss) earnings after tax	$(2,578)	$(1,105)	$(64,568)	$(10,450)	$7,590	$5,980	$(81,229)	$16,320
(Loss) earnings per share (basic)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14
(Loss) earnings per share (diluted)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14

1.	During the second quarter of 2015, mine operating earnings was $3.4 million compared to $5.0 million in the quarter ended March 31, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and silver equivalent ounces sold. Net loss for the quarter was $2.6 million, compared to a loss of $1.1 million in the previous quarter due to decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives.

2.	During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily driven by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the third quarter of 2014 and sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 21

3.	In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to approximately 934,000 ounces of silver sales that were suspended at the end of the third quarter of 2014 due to declining silver prices and rolled into sales of the fourth quarter. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

4.	In the quarter ended September 30, 2014, mine operating loss was $1.8 million compared to mine operating earnings of $9.5 million in the quarter ended June 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18.0 million compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14.1 million recognized in the second quarter of 2014.

5.	In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9.5 million compared to $16.6 million in the quarter ended March 31, 2014. Net earnings increased by 27% to $7.6 million from $6.0 million in the quarter ended March 31, 2014. The increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

6.	In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16.6 million compared to $14.3 million in the quarter ended December 31, 2013. Net earnings increased $87.2 million to $6.0 million compared to a loss of $81.2 million in the previous quarter. Net earnings in the previous quarter was affected by a $28.8 million non-cash impairment of non-current assets and $38.8 million non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

7.	In the quarter ended December 31, 2013, mine operating earnings decreased $14.9 million or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81.2 million compared to net earnings of $16.3 million. The decrease was attributed to $28.8 million impairment on goodwill and mining interests, $14.9 million decline in mine operating earnings, as well as $38.8 million non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

8.	In the quarter ended September 30, 2013, mine operating earnings increased $14.9 million or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16.3 million, an increase of $16.2 million compared to the previous quarter due to increase in mine operating earnings and investment and other income.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 22

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2015, the Company held cash and cash equivalents of $37.7 million compared to $40.3 million at December 31, 2014. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents decreased by $2.6 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash provided by operating activities of $27.6 million
•	Cash used in investing activities of $31.3 million, primarily related to:
o	$23.3 million spent on mining interests, of which $19.8 million were sustaining mine development and exploration activities
o	$8.4 million spent on purchase of property, plant and equipment and deposits for the acquisition of non-current assets
•	Cash provided by financing activities of $2.2 million, including:
o	$23.0 million proceeds from closing of private placement in April 2015 by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share
o	$12.0 million was spent on repayment of prepayment facilities
o	$6.7 million was spent on repayment of lease obligations
o	$2.1 million was spent on financing costs

Capital expenditures on mineral properties have decreased compared to the prior year as the Company suspended some discretionary capital expenditures due to the decline in silver price over the past year, as well as efforts by the Company to cut costs and re-negotiate its contracts with contractors and suppliers.

Working capital deficit as at June 30, 2015 was $0.9 million compared to a deficit of $2.9 million at December 31, 2014.

Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the Prepayment Facility agreement. As at June 30, 2015 and December 31, 2014, the Company was in compliance with these covenants.

Contractual Obligations and Commitments

As at June 30, 2015, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$34,681	$34,681	$-	$-	$-
Prepayment facilities	53,127	31,742	21,385	-	-
Finance lease obligations	23,601	11,358	12,103	140	-
Decommissioning liabilities	15,897	-	-	-	15,897
Purchase obligations and commitments	2,489	2,489	-	-	-
	$129,795	$80,270	$33,488	$140	$15,897

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 23

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations. Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican Pesos, which would impact the Company’s net earnings and other comprehensive income. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings and comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2015							December 31, 2014
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$21,974	$1,158	$(769)	$-	$22,363	$2,236	$6,791	$679
Mexican peso	762	6,173	(17,596)	29,239	18,578	1,858	(12,430)	(1,243)
	$22,736	$7,331	$(18,365)	$29,239	$40,941	$4,094	$(5,639)	$(564)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 28% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price. The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 24

As at June 30, 2015, a 10% increase or decrease of metal prices would have the following impact on net earnings:

	June 30, 2015
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$638	$63	$819	$275	$1,795
Metals in doré and concentrates inventory	31	8	10	5	54
Prepayment facilities (Note 18)	-	-	(3,313)	(1,025)	(4,338)
	$669	$71	$(2,484)	$(745)	$(2,489)

	December 31, 2014
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$969	$48	$938	$109	$2,064
Metals in doré and concentrates inventory	86	13	6	-	105
Prepayment facilities	-	-	(4,204)	(1,670)	(5,874)
	$1,055	$61	$(3,260)	$(1,561)	$(3,705)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 25

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Since June 2013, Davila Santos pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income in the second quarter of 2014.

On June 27, 2014, Davila Santos filed an application for leave to appeal to the Supreme Court of Canada, which did not succeed. However, there can be no guarantee of collection on the remainder of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover the remaining balance. Therefore, as at June 30, 2015, the Company has not accrued any of the remaining balance of $65.3 million (CAD$81.5 million) due to the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the three and six months ended June 30, 2015 and 2014.

Off-Balance Sheet Arrangements

At June 30, 2015, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the six months ended June 30, 2015, the Company advanced an additional $0.5 million to First Mining as a promissory note with an interest rate of 9% per annum, which is repayable on demand. As at June 30, 2015, the total amount of promissory notes receivable, including accrued interest, from First Mining was $1.1 million (December 31, 2014 - $0.5 million). There were no other significant transactions with related parties outside of the ordinary course of business during the three and six months ended June 30, 2014.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 26

SUBSEQUENT EVENTS

The following significant events occurred subsequent to June 30, 2015:

a)	On July 27, 2015, the Company entered into a definitive agreement to acquire all of the issued and outstanding shares of SilverCrest for consideration of 0.2769 common shares of First Majestic plus CAD$0.0001 in cash per SilverCrest common share. With this acquisition, SilverCrest’s Santa Elena Mine will be First Majestic’s sixth producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. It will also add approximately CAD$30 million in cash and further enhances the Company’s working capital position.

b)	3,844 common shares were cancelled; and

c)	68,750 options were cancelled.

Pursuant to the above subsequent events, the Company has 122,210,796 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2015

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2014.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 27

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted Earnings per share”, “Cash flow per share” and "Working capital” to supplement its condensed interim consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 28

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,392	$8,310	$6,966	$5,021	$2,319	$31,008
Add: transportation and other selling cost	140	405	464	118	114	1,241
Add: smelting and refining cost	232	2,685	3,053	151	906	7,027
Add: environmental duty and royalties cost	54	108	54	64	29	309
Total cash cost before by-product credits	$8,818	$11,508	$10,537	$5,354	$3,368	$39,585
Deduct: By-product credits	(23)	(5,321)	(7,811)	(1,622)	(1,896)	(16,673)
Total cash cost (B)	$8,795	$6,187	$2,726	$3,732	$1,472	$22,912
Workers’ Participation	204	-	-	149	(15)	338
General and administrative expenses	-	-	-	-	-	4,041
Share-based payments	-	-	-	-	-	1,544
Accretion of decommissioning liabilities	56	40	39	39	21	195
Sustaining capital expenditures	1,946	2,128	1,621	1,820	1,431	8,968
All-In Sustaining Costs (C)	$11,001	$8,355	$4,386	$5,740	$2,909	$37,998
Payable silver ounces produced (D)	600,458	576,856	629,825	596,731	218,317	2,622,186
Tonnes milled (E)	189,811	178,736	162,089	89,506	42,494	662,637

Total cash cost per ounce (B/D)	$14.65	$10.72	$4.34	$6.25	$6.74	$8.74
All-in sustaining cost per ounce (C/D)	$18.32	$14.48	$6.97	$9.62	$13.32	$14.49
Production cost per tonne (A/E)	$44.21	$46.49	$42.99	$56.09	$54.58	$46.80

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,520	$7,818	$10,951	$5,331	$2,149	$34,769
Add: transportation and other selling cost	253	740	426	81	116	1,616
Add: smelting and refining cost	460	2,967	1,891	128	630	6,076
Add: environmental duty and royalties cost	124	143	70	57	24	418
Total cash cost before by-product credits	$9,357	$11,668	$13,338	$5,597	$2,919	$42,879
Deduct: By-product credits	(79)	(7,663)	(2,946)	(1,118)	(1,726)	(13,532)
Total cash cost (B)	$9,278	$4,005	$10,392	$4,479	$1,193	$29,347
Workers’ Participation	1,086	-	-	-	-	1,086
General and administrative expenses	-	-	-	-	-	4,762
Share-based payments	-	-	-	-	-	2,678
Accretion of decommissioning liabilities	54	36	49	35	31	205
Sustaining capital expenditures	4,818	3,878	4,026	2,593	1,716	17,248
All-In Sustaining Costs (C)	$15,236	$7,919	$14,467	$7,107	$2,940	$55,326
Payable silver ounces produced (D)	1,069,342	693,634	707,658	447,250	125,689	3,043,572
Tonnes milled (E)	183,177	171,617	174,645	96,278	45,307	671,024

Total cash cost per ounce (B/D)	$8.67	$5.76	$14.70	$10.02	$9.48	$9.63
All-in sustaining cost per ounce (C/D)	$14.25	$11.42	$20.44	$15.89	$23.39	$18.18
Production cost per tonne (A/E)	$46.47	$45.58	$62.70	$55.38	$47.44	$51.81

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 29

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$15,746	$15,671	$14,526	$10,151	$4,538	$60,632
Add: transportation and other selling cost	259	1,017	1,010	194	237	2,717
Add: smelting and refining cost	477	5,889	6,869	304	1,730	15,269
Add: environmental duty and royalties cost	103	221	138	123	53	638
Total cash cost before by-product credits	$16,585	$22,798	$22,543	$10,772	$6,558	$79,256
Deduct: By-product credits	(49)	(12,310)	(15,765)	(3,453)	(2,982)	(34,559)
Total cash cost (B)	$16,536	$10,488	$6,778	$7,319	$3,576	$44,697
Workers’ Participation	199	-	-	143	-	342
General and administrative expenses	-	-	-	-	-	8,198
Share-based payments	-	-	-	-	-	3,153
Accretion of decommissioning liabilities	112	80	79	78	42	391
Sustaining capital expenditures	3,836	4,767	3,302	3,156	2,595	17,998
All-In Sustaining Costs (C)	$20,683	$15,335	$10,159	$10,696	$6,213	$74,779
Payable silver ounces produced (D)	1,143,014	1,131,618	1,426,403	1,166,952	404,829	5,272,816
Tonnes milled (E)	357,081	351,383	320,024	177,869	87,890	1,294,247

Total cash cost per ounce (B/D)	$14.47	$9.27	$4.76	$6.27	$8.83	$8.48
All-in sustaining cost per ounce (C/D)	$18.09	$13.55	$7.13	$9.17	$15.35	$14.18
Production cost per tonne (A/E)	$44.10	$44.60	$45.41	$57.07	$51.62	$46.85

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$16,838	$15,525	$22,120	$9,746	$4,462	$68,691
Add: transportation and other selling cost	479	1,537	856	156	235	3,263
Add: smelting and refining cost	839	6,038	3,457	220	1,325	11,879
Add: environmental duty and royalties cost	237	329	143	92	53	854
Total cash cost before by-product credits	$18,393	$23,429	$26,575	$10,214	$6,075	$84,686
Deduct: By-product credits	(110)	(14,571)	(5,821)	(2,091)	(4,643)	(27,236)
Total cash cost (B)	$18,283	$8,858	$20,754	$8,123	$1,432	$57,450
Workers’ Participation	1,865	-	-	-	-	1,865
General and administrative expenses	-	-	-	-	-	9,568
Share-based payments	-	-	-	-	-	5,326
Accretion of decommissioning liabilities	110	71	96	68	62	407
Sustaining capital expenditures	9,216	8,371	7,884	4,671	3,369	34,024
All-In Sustaining Costs (C)	$29,474	$17,300	$28,734	$12,862	$4,863	$108,640
Payable silver ounces produced (D)	2,108,740	1,475,873	1,335,189	728,948	237,063	5,885,813
Tonnes milled (E)	365,101	357,833	319,467	174,802	91,484	1,308,687

Total cash cost per ounce (B/D)	$8.66	$6.00	$15.55	$11.15	$6.03	$9.75
All-in sustaining cost per ounce (C/D)	$13.98	$11.70	$21.52	$17.64	$20.51	$18.46
Production cost per tonne (A/E)	$46.03	$43.39	$69.25	$55.76	$48.76	$52.49

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 30

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenues as reported	$54,190	$66,927	$108,759	$132,223
Add back: smelting and refining charges	7,027	6,077	15,269	11,880
Gross Revenues	61,217	73,004	124,028	144,103
Payable equivalent silver ounces sold	3,602,194	3,727,131	7,286,076	7,128,646
Average realized price per ounce of silver sold(1)	$16.99	$19.59	$17.02	$20.21
Average market price per ounce of silver per COMEX	$16.38	$19.62	$16.54	$20.04

(1)	Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net (loss) earnings as reported	$(2,578)	$7,590	$(3,683)	$13,570
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(3,140)	(313)	(1,446)	132
Share-based payments	1,544	2,678	3,153	5,326
Gain from fair value adjustment of prepayment facilities	245	3,781	(223)	2,356
Gain from investment in silver derivatives and marketable securities	991	(359)	(404)	(1,461)
(Recovery of) write-down of mineral inventory	(167)	2,487	(821)	2,487
Write-down of AFS marketable securities	-	275	-	275
Gain from First Silver litigation, net of fees	-	(14,004)	-	(14,004)
Adjusted net (loss) earnings	$(3,105)	$2,135	$(3,424)	$8,681
Weighted average number of shares on issue - basic	121,097,717	117,490,053	119,355,855	117,359,468
Adjusted EPS	$(0.03)	$0.02	$(0.03)	$0.07

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Operating Cash Flows before Working Capital and Taxes	$16,448	$18,980	$33,762	$44,333
Weighted average number of shares on issue - basic	121,097,717	117,490,053	119,355,855	117,359,468
Cash Flow per Share	$0.14	$0.16	$0.28	$0.38

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 31

Working Capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	June 30,	December 31,
	2015	2014
Current Assets	$72,330	$75,352
Less: Current Liabilities	(73,255)	(78,222)
Working Capital	$(925)	$(2,870)

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Gross Margin

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

Mine Operating Earnings

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 32

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2015, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the six months ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 33

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Regional Exploration Manager are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 34

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2014, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2015 Second Quarter MD&A	Page 35